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                                                              June 18, 2001


Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Cupertino Electric, Inc. - Request to Withdraw Registration Statement on
    Form S-1 (File No. 333-52538) - Originally Filed on December 22, 2000
    ---------------------------------------------------------------------------

Ladies and Gentlemen:

      Cupertino Electric, Inc. (the "Company")hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-1, including all exhibits thereto(File No. 333-52538), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 22, 2000(the "Registration Statement")be withdrawn effective immediately. The Company is withdrawing the Registration Statement because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

      The Company paid the filing fee for the Registration Statement by electronic wire transfer to the account of the Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to December 22, 2005.

      The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

      The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

      Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (408) 275-6987.

      If you have any questions regarding this request for withdrawal, please contact Maria L. Pizzoli, Farella Braun + Martel LLP, counsel for the Company, at (415) 954-4400.

                                            Sincerely,

                                            /s/ James S. Ryley
                                            -----------------------------
                                            James S. Ryley
                                            Chief Executive Officer and
                                            President


Cc: Daniel Horwood, Securities and Exchange Commission
    Paul E. Hurlburt, Nasdaq Stock Market, Inc.
    Sean P. Dineen, Bank of America Securities
    Peter T. Healy, O'Melveny & Myers LLP